UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

DUNDEE CORPORATION
(Name of Subject Company (issuer))
DUNDEE CORPORATION
(Name of Filing Person (offeror))
Class A Subordinate Voting Shares
No Par Value
(Title of Class of Securities)
264901109
(CUSIP Number of Class of Securities)
Ned Goodman, President & Chief Executive Officer
Dundee Corporation
Scotia Plaza, Suite 5500
40 King Street West
Toronto, Ontario, Canada M5H 4A9
(416) 365-5665
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

COPY TO:
Alan H. Paley
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee

$64,091,423 (a)	$6,857.78

(a) Calculated based on the aggregate maximum purchase price to be paid under the Offer (Cdn$73,750,000) and the Federal Reserve Bank of New York noon buying rate as of December 12, 2005 (US$1.1507 = Cdn$1.00).
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $6,857.78
Form or Registration No.: Schedule TO
Filing Party: Dundee Corporation
Date Filed: December 15, 2005
☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☐ third party tender offer subject to Rule 14d-1
☑ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement
     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (as so amended, “Schedule TO”) amends and supplements the statement originally filed on December 15, 2005 by Dundee Corporation, a company organized under the laws of Ontario, Canada (the “Company”). This Schedule TO relates to the Company’s offer to purchase for cash up to 2,500,000 shares of its class A subordinate voting shares, no par value, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 2005, and the related Letter of Transmittal, which were previously filed as exhibits to the Schedule TO.
     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
     The information contained in the Offer to Purchase, including the related Issuer Bid Circular, and the related Letter of Transmittal is incorporated herein by reference in response to all the items of this Amendment No. 1 to Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Items 1-9 and Item 11.
     The information set forth in the Offer to Purchase (the “Offer”), including the related Issuer Bid Circular, and the related Letter of Transmittal, which is incorporated by reference in answer to Items 1 through 9 and Item 11 of Schedule TO, is amended as follows:
     1. The introductory paragraph on page 2 of the “Summary” section of the Offer is hereby amended by replacing the first sentence in its entirety with the following:
     “This general summary is provided for the convenience of the Shareholders. It highlights material information in this Offer, but you should realize that it does not describe all of the details of the offer and Circular to the same extent described in this Offer. We urge you to read the entire Offer and the related Letter of Transmittal because they contain the full details of the offer.”
     2. The sentence opposite the caption “Payment Date” on page 2 of the Offer is hereby amended by restating the sentence in its entirety to read as follows:
     “Dundee will take up and pay for Shares promptly after the Expiration Date and in any event within 3 days after the Expiration Date.”

     3. The third paragraph opposite the caption “Purchase Price” on page 3 of the Summary of the Offer is hereby amended by inserting the word “promptly” before the word “return”.
     4. The first sentence of the fifth paragraph under the caption “The Offer” on page 6 of the Offer is hereby amended by inserting the word “promptly” before the word “return”.
     5. The first sentence of the first paragraph under the caption “Purchase Price” on page 6 of the Offer is hereby amended by replacing the words “As promptly as practicable” with the words “Promptly”.
     6. The second sentence of the second paragraph under the caption “Purchase Price” on page 6 of the Offer is hereby amended by replacing the words “As promptly as reasonably practicable thereafter,” with the words “Promptly following the Expiration Date,”.
     7. The first paragraph under the caption “Certain Conditions of the Offer” on page 9 of the Offer is hereby amended by restating the paragraph in its entirety to read as follows:
     “Notwithstanding any other provision of the Offer, the Company shall not be required to accept for purchase, to purchase or to pay for any Shares deposited, and may terminate or cancel the Offer or may postpone the payment for Shares deposited, if, at any time prior to or on the Expiration Date, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company’s reasonable judgment in any such case makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:”
     8. Subparagraphs (a) through (i) under the caption “Certain Conditions of the Offer” on pages 9 to 10 of the Offer are hereby amended by replacing the words “sole judgment” with the words “reasonable judgment”.
     9. Subparagraph (d) under the caption “Certain Conditions of the Offer” on page 10 of the Offer is hereby amended by removing the words “or prospects” and inserting the word “or” between the words “operations” and the words “results of operations”.
     10. The first sentence of the penultimate paragraph under the caption “Certain Conditions of the Offer” on page 10 of the Offer is hereby amended by restating the sentence in its entirety to read as follows:
     “The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its reasonable judgment, or may be waived by the Company,

in its reasonable judgment, in whole or in part at any time prior to or on the Expiration Date.”
     11. The second sentence of the penultimate paragraph under the caption “Certain Conditions of the Offer” on pages 10 to 11 of the Offer is hereby amended by inserting the clause “prior to or on the Expiration Date” at the end of the sentence.
     12. The last sentence of the penultimate paragraph under the caption “Certain Conditions of the Offer” on page 11 of the Offer is hereby amended by deleting the sentence in its entirety.
     13. The last sentence of the final paragraph under the caption “Certain Conditions of the Offer” on page 11 of the Offer is hereby amended by inserting the word “promptly” before the words “return all certificates”.
     14. The first sentence of the first paragraph under the caption “Taking Up and Payment for Deposited Shares” on page 12 of the Offer is hereby amended by replacing the words “as soon as practicable” with the word “promptly”.
     15. The first sentence of the third paragraph under the caption “Taking Up and Payment for Deposited Shares” on page 12 of the Offer is hereby amended by replacing the words “as soon as practicable” with the word “promptly”.
     16. The first sentence of the fourth paragraph under the caption “Taking Up and Payment for Deposited Shares” on page 12 of the Offer is hereby amended by replacing the words “as soon as practicable” with the word “promptly”.
Item 10. Financial Statements.
     Not Applicable.
Item 12. Exhibits.

(a)(1)(i)*	Offer to Purchase, including the related Issuer Bid Circular, dated December 15, 2005.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(iv)*	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press release dated December 12, 2005, incorporated by reference to the Company’s statement on Schedule TO filed on December 12, 2005.

(b)	Not Applicable.
(d)(1)*	Share Incentive Plan, Amended and Restated, dated July 1, 2003.
(d)(2)*	The Dundee Corporation Deferred Share Unit Plan for Directors and Key Executives, dated June 19, 2002.
(d)(3)*	Option Agreement between Executive Plan of Dundee Bancorp Inc. and Ned Goodman, dated June 9, 1997.
(g)	None.
(h)	Not Applicable.

*	Previously filed as an exhibit to the Schedule TO.
Item 13. Information Required by Schedule 13e-3.
     Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUNDEE CORPORATION

By:	/s/ Joanne Ferstman
Name:	Joanne Ferstman
Title:	Executive Vice President, Chief
Financial Officer and Corporate
Secretary
Dated:	January 11, 2006

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, including the related Issuer Bid Circular, dated December 15, 2005.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(iv)*	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press release dated December 12, 2005, incorporated by reference to the Company’s statement on Schedule TO filed on December 12, 2005.
(b)	Not applicable.
(d)(1)*	Share Incentive Plan, Amended and Restated, dated July 1, 2003.
(d)(2)*	The Dundee Corporation Deferred Share Unit Plan for Directors and Key Executives, dated June 19, 2002.
(d)(3)*	Option Agreement between Executive Plan of Dundee Bancorp Inc. and Ned Goodman, dated June 9, 1997.
(g)	None.
(h)	Not Applicable.

*	Previously filed as an exhibit to the Schedule TO.